UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Alliance Data Systems Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

018581108

(CUSIP Number of Class of Securities)

Joseph L. Motes III

EVP, Chief Administrative Officer, General Counsel & Secretary

Alliance Data Systems Corporation

7500 Dallas Parkway, Suite 700

Plano, Texas 75024

(214) 494-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Senet S. Bischoff

Luke J. Bergstrom

Chad G. Rolston

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: Not Applicable N/A
Form or Registration No.: N/A	Date Filed: Not Applicable N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On July 18, 2019, executives from Alliance Data Systems Corporation, a Delaware corporation (“Alliance Data”), announced on an earnings call commencing at 8:30 a.m. Eastern Time via teleconference and live audio webcast that Alliance Data intends to commence a tender offer for up to $750 million in value of shares of its common stock, $0.01 par value per share (the “Offer”), as early as July 19, 2019. An excerpted transcript of the conference call containing the portion relating to the tender offer is included as Exhibit 99.1 and an excerpted transcript of Alliance Data’s posts on its Twitter account at twitter.com/alliancedata during such conference call is included as Exhibit 99.2. Additionally, Alliance Data also announced its intention to commence the Offer in its earnings release dated July 18, 2019. An excerpt of the earnings release is included as Exhibit 99.3 to this Schedule TO.

Additional Information Regarding the Tender Offer.

The Offer has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Alliance Data common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Alliance Data common stock or any other securities. On the commencement date of the Offer, Alliance Data will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Alliance Data will be filing with the SEC at the SEC’s website at www.sec.gov or from Alliance Data’s website at www.alliancedata.com.

Exhibits

99.1	Excerpted Transcript of Alliance Data’s Earnings Conference Call on July 18, 2019.

99.2	Excerpted Transcript of Alliance Data’s Twitter Account Posts during Earnings Conference Call on July 18, 2019.

99.3	Excerpt of Alliance Data’s Earnings Release dated July 18, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ALLIANCE DATA SYSTEMS CORPORATION

Dated: July 19, 2019	By:	/s/ Joseph L. Motes III
	Name:	Joseph L. Motes III
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

EXHIBITS INDEX

99.1	Excerpted Transcript of Alliance Data’s Earnings Conference Call on July 18, 2019.

99.2	Excerpted Transcript of Alliance Data’s Twitter Account Posts during Earnings Conference Call on July 18, 2019.

99.3	Excerpt of Alliance Data’s Earnings Release dated July 18, 2019.